FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC BANK OMAN S.A.O.G.
RESULTS
FOR THE YEAR ENDED 31 DECEMBER 2012

Draft audited annual financial results for the year ended 31 December 2012 for HSBC Bank Oman S.A.O.G.

HSBC Bank Oman S.A.O.G
(HSBC Bank Oman) announces that at the Board of Directors' (the 'Board') meeting held on Tuesday, 29 January 2013, the Board approved HSBC Bank Oman's draft audited annual financial results for the year ended 31 December 2012.

•	Net interest income was up by 81.5% to RO40.1m (compared to RO22.1m for the year ended 31 December 2011).
•	Total other operating income improved by 60.2% to reach RO20.4m.
•	Loan impairment charges net of recoveries was RO4.6m. Non-performing loans as a percentage of total loans increased from 1.2% in 2011 to 7.1% in 2012 with a coverage ratio of 89.4%.
•	Operating expenses rose to RO48.7m, primarily due to integration expenses of RO13.9m
•	Net profit was down by 62.7% to RO5.8m (compared with RO15.5m for the same period in 2011).
•	Earnings per share were RO0.004 compared to RO0.016 in the previous year.
•	Loans and advances, net of provisions and reserved interest, rose to RO1,194m (compared with RO454m for the same period in 2011).
•	A capital adequacy ratio of 16.03% (compared with 17.25% for the same period in 2011).
•	The Board of Directors proposes a cash dividend of RO0.001 per share (nominal value per share of RO0.100) amounting to RO2.0m for the full year 2012.

The draft audited annual financial results and proposed cash dividends for the year ended 31 December 2012 are subject to the approval of the Central Bank of Oman and the shareholders of the bank.

Media enquiries to Leen Al Atassi on +96824947112 or at leen.al-atassi@hsbc.com

Notes to editors:

1. HSBC in the MENA region
HSBC is the largest and most widely represented international banking organisation in the Middle East and North Africa (MENA), with a presence in 14 countries across the region. HSBC has operations in the United Arab Emirates, Egypt, Qatar, Oman, Bahrain, Kuwait, Jordan, Lebanon, Pakistan, Algeria and the Palestinian Autonomous Area. In Saudi Arabia, HSBC is a 40% shareholder of Saudi British Bank (SABB), and a 49% shareholder of HSBC Saudi Arabia for investment banking in the Kingdom. In Iraq, HSBC holds a majority shareholding in Dar Es Salaam Investment Bank. HSBC also maintains a representative office in Libya.

This presence, the widest reach of any bank in the region, comprises some 273 offices and around 12,000 employees. In the first half of 2012, HSBC in the MENA region made a profit before tax of US$772m.

2. HSBC in Oman
HSBC in Oman is represented by HSBC Bank Oman S.A.O.G. which was formed in June 2012 after Oman International Bank S.A.O.G. merged with HSBC Bank Middle East Ltd.'s operations in Oman. HSBC Holdings plc owns 51% of the combined entity through its indirect wholly owned subsidiary HSBC Bank Middle East Ltd. Today, HSBC Bank Oman is the second the largest local Omani bank in terms of branch network and the largest internationally connected financial institution in the Sultanate.

3. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,721bn at 30 September 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                            Date: 29 January 2013